

March 11, 2022

Darren Marble
Co-Chief Executive Officer
Crush Capital Inc.
Spring Place
9800 Wilshire Blvd.
Beverly Hills, CA 90212

      Re: Crush Capital Inc.
          Amendment No. 6 to Offering Statement on Form 1-A
          Filed February 9, 2022
          File No. 024-11293

Dear Mr. Marble:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

Amendment No. 6 to Offering Statement on Form 1-A

General

1.   We note your disclosure that you intend to charge each of your issuers a fee of $250,000 plus warrants exercisable for equity in the issuer. Please disclose, as you state on your website, that you may receive warrants from each issuer valued up to $2,222,222. Because the warrant exercise prices are contractually committed in advance, please disclose the factors that determine the amount of each issuer's warrant, and the actual stock warrant amount for the issuers featured on the current season of going public. Please also clarify whether the value of the warrants are in any way tied to the sales of issuer securities or the number of securities purchased by investors.

2.   We note your disclosure that if you become registered as a broker-dealer, you would expect to also provide broker services to featured issuers, in addition to Dalmore. Please amend your disclosure to clarify the specific roles of both you and Dalmore moving forward if you become a registered broker-dealer.

3.   We note the statement on your public website that Tony Drockton, Founder of Hammitt, is an investor in Crush Capital Inc. Please amend the disclosure in the filing to highlight the risks, if any, from actual or potential conflicts of interest created by featured issuers investing in your company. Please also amend the disclosure in your filing to include any material risks related to the conflicts of interest disclosure provided on your website.

Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Heidi Mortensen